Exhibit 12.1
HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Six Months	YEARS ENDED DECEMBER 31,
	Ended
	June 30, 2010	2009	2008	2007	2006	2005
Earnings
Consolidated income from continuing operations before income taxes (a)	$1,663	$1,522	$4,697	$3,825	$4,190	$2,309

Plus: Fixed charges (excluding capitalized interest)	190	385	320	306	246	270
Amortization of capitalized interest	25	44	55	29	18	15
Distributed earnings of equity investees	4	5	83	310	410	279
Less: (Earnings) losses of Equity method investees	83	220	(96)	(191)	(205)	(386)
Noncontrolling interests in consolidated subsidiaries with no fixed charges	(51)	(67)	3	(121)	(144)	(108)

Total earnings	$1,914	$2,109	$5,062	$4,158	$4,515	$2,379

Fixed Charges
Interest expensed (b)	$161	$326	$253	$243	$184	$211
Interest capitalized	2	6	7	50	100	80

Total interest incurred (including amortization of debt discount)	163	332	260	293	284	291
Portion of rent expense representative of interest (c)	29	59	67	63	62	59

Total fixed charges	$192	$391	$327	$356	$346	$350

Ratio of Earnings to Fixed Charges	10.0	5.4	15.5	11.7	13.0	6.8

(a)	Reflects the retrospective adoption of a new accounting standard for noncontrolling interests in consolidated subsidiaries.

(b)	Includes amortization of debt issue costs and discounts or premiums. Excludes letters of credit fees.

(c)	Represents management’s estimate of the interest portion of rent expense.